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John. B Meade +1 212 450 4077 john.meade@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

December 19, 2024

Re:	Ranpak Holdings Corp.

Form 10-K for Fiscal Year Ended December 31, 2023

Filed March 14, 2024

Form 8-K Filed March 11, 2024

File No. 001-38348

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E., Washington, D.C. 20549

Attention:	Mindy Hooker and Anne McConnell

Dear Ms. Hooker and Ms. McConnell:

On behalf of our client, Ranpak Holdings Corp. (the “Company”), we acknowledge receipt of the comments provided by the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission in your letter dated December 19, 2024, relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2023, filed on March 14, 2024 and the Company’s Form 8-K, filed on March 11, 2024.

As a result of the reduced availability of the Company’s employees and external advisors during the Christmas and New Year holiday season, and as discussed with the Staff during our telephone call on December 19, 2024, the Company intends to provide a written response to the Staff’s comments during the week of January 27, 2025.

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Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ John B. Meade

John B. Meade

cc:	William Drew, Chief Financial Officer

Ranpak Holdings Corp.